March 7, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Annual Report on Form N-CSR Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Senior Floating Rate 2027 Term Fund (“BSL”) has made disclosure pursuant to those provisions in its Annual Report on Form N-CSR for the period ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on March 7, 2025. BSL has made such disclosure based on information provided by other companies that may be deemed to be under common control with BSL, and not because of any conduct by BSL.

Very truly yours,

By:	/s/ William J. Renahan
Name:	William J. Renahan
Title:	Chief Compliance Officer